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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	Embraer delivered 7 commercial jets and 21 executive jets (19 light / 2 large) in 3Q20, and the Company’s firm order backlog at the end of the quarter was US$ 15.1 billion;
•	Excluding special items, adjusted EBIT and EBITDA were US$ (45.3) million and US$ (0.6) million, respectively, negatively impacted by weak Commercial Aviation results, yielding adjusted EBIT margin of -6.0% and adjusted EBITDA margin of -0.1%;
•	The 3Q20 results include total net positive special items of US$ 7.6 million: 1) restructuring expenses of US$ 54.0 million related to the voluntary and non-voluntary dismissal programs announced in September, 2) negative provisions for expected credit losses during the Covid-19 pandemic of US$ 13.0 million, 3) reversal of previous impairment in the Executive Jets business which positively impacted results by US$ 15.9 million, and 4) reversal of previous impairment in the Commercial Aviation business which positively impacted results by US$ 58.7 million;
•	Adjusted net loss (excluding special items and deferred income tax and social contribution) in 3Q20 was US$ (148.3) million, with Adjusted loss per ADS of US$ (0.81);
•	Embraer reported Free cash flow of US$ (566.5) million in 3Q20, still affected by working capital increases (particularly higher inventories) largely in Commercial Aviation;
•	Embraer’s liquidity remains solid as the Company finished the quarter with total cash of US$ 2.2 billion, higher than the US$ 2.0 billion in cash at the end of 2Q20 despite the negative free cash flow in 3Q20. The Company successfully issued US$ 750 million in bonds with maturity in 2028, using US$ 250 million of the proceeds to prepay portions of its 2022 and 2023 bonds, while adding US$ 500 million in liquidity. Embraer’s liability management during 3Q20 resulted in the average debt maturity increasing from 3.8 to 4.5 years;
•	Due to continued uncertainty related to the COVID-19 pandemic, financial and deliveries guidance for the Company’s 2020 results remains suspended at this point.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ 28.8 million in 3Q19, US$ (1.1) million in 3Q20 and US$ (50.9) million in 2Q20. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ 26.0 million in 3Q20 and US$ (167.5) million in 2Q20. There were no special items recognized in 3Q19.

1

São Paulo, Brazil, November 10, 2020 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2020 (3Q20), June 30, 2020 (2Q20) and September 30, 2019 (3Q19), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

During 3Q20, Embraer delivered 7 commercial jets and 21 executive jets (19 light jets and 2 large jets), for a total of 28 jets delivered in the period. This compares to a total of 44 jets delivered in 3Q19, of which 17 were commercial jets and 27 were executive jets (15 light jets and 12 large jets). On a year-to-date basis in 2020, the Company delivered 16 commercial jets and 43 executive jets (33 light jets and 10 large jets), which compares to the 54 commercial jets and 63 executive jets delivered during the first nine months of 2019. Embraer’s deliveries in 2020 were negatively impacted principally due to the Covid-19 pandemic that continues to affect the world, especially commercial air travel. The Company expects 4Q20 deliveries to continue to improve relative to the previous three quarters of the year, particularly in the Executive Jets segment which normally has a high level of seasonality with a large portion of annual deliveries taking place in the fourth quarter.

The Company reported 3Q20 revenues of US$ 758.7 million, representing a year-over-year decline of 35.5% compared to last year’s third quarter, largely due to the lower aforementioned deliveries in the Commercial Aviation and Executive Jets segments as well as a 28.4% decrease in Services & Support revenues, all driven by the impacts of the Covid-19 pandemic. This was only partially offset by a year-over-year increase of 47.3% in Defense & Security revenues in 3Q20 due to timing of deliveries that slipped from the first half of the year due to Covid-19 travel restrictions and border closures of certain international customers. Year-to-date, Embraer’s revenues in 2020 were US$ 1,929.7 million versus US$ 3,377.6 million in revenues reported the same period last year, with revenue declines across all the Company’s segments, led by Commercial Aviation and its related services which accounted for more than 75% of the decrease in revenue during the period.

Embraer’s consolidated gross margin in 3Q20 was 7.2% as compared to 13.1% in 3Q19, with the year-over-year decline concentrated in the Commercial Aviation (lower deliveries’ impact on fixed costs) and Services & Support (lower commercial airline customer activity) segments. In addition, during 3Q20 the Company booked $25.0 million in expenses for excess idle capacity related to the Covid-19 pandemic. Over the first nine months of 2020, the Company’s consolidated gross margin was 13.2% as compared to 15.3% in the first nine months of 2019, with improvement in the Executive Jets and Defense & Security segments more than offset by the declines in the Commercial Aviation and Services & Support segments. Embraer recognized a total of US$ 54.3 million in expenses for excess idle capacity in the first nine months of 2020.

EBIT AND ADJUSTED EBIT

Reported EBIT and EBIT margin in 3Q20 were US$ (37.7) million and -5.0%, respectively, which compares to EBIT of US$ (20.8) million and EBIT margin of -1.8% in 3Q19. The Company’s 3Q20 results include the positive impact of total net special items of US$ 7.6 million, as follows: 1) restructuring expenses of US$ 54.0 million related to the voluntary and non-voluntary dismissal programs announced in early September, 2) additional negative provisions for expected credit losses with commercial airline customers in the context of the Covid-19 pandemic of US$ 13.0 million, 3) reversal of previous impairment in the Executive Jets business which positively impacted results by US$ 15.9 million, and 4) reversal of previous impairment in the Commercial Aviation business which positively impacted results by US$ 58.7 million. There were no special items recognized in 3Q19 reported results. A summary of the period’s special items can be found below.

Excluding these special items, 3Q20 adjusted EBIT was US$ (45.3) million and the period’s adjusted EBIT margin was -6.0%. Third quarter operating results were negatively impacted by the ongoing Covid-19 pandemic and its effects on the aerospace industry, with the Commercial Aviation operating loss heavily weighing on overall results, partially offset by positive adjusted EBIT reported in the Executive Jets, Defense & Security, and Services & Support segments. The 58.8% year-over-year reduction in Commercial Aviation deliveries had a significant impact on Embraer’s ability to absorb fixed costs during the period. These impacts from lower revenues year-over-year in the third quarter were less pronounced in the Company’s other segments. This was only partially offset by the benefit of a lack of separation costs in connection with the now-terminated strategic partnership with The Boeing Company in 3Q20 versus US$ 34.8 million in separation costs recognized in 3Q19.

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During the first nine months of 2020, Embraer’s adjusted EBIT, excluding total net negative impact of special items of US$ 249.9 million, was US$ (177.2) million, yielding adjusted EBIT margin of -9.2%. This compares to adjusted EBIT of US$ (9.3) million and adjusted EBIT margin of -0.3% in the first nine months of 2019. Separation costs related to the now-terminated strategic partnership with The Boeing Company over the first nine months of 2020 totaled US$ 44.0 million as compared to US$ 66.6 million in the first nine months of 2019.

Administrative expenses in 3Q20 were US$ 35.0 million, which was lower than the US$ 37.3 million reported in 3Q19, with the decline resulting from initial savings due to the restructuring actions the Company took via workforce reductions in early September. During the first nine months of 2020, Embraer’s administrative expenses were US$ 101.3 million versus US$ 129.6 million in the first nine months of 2019 with the reduction driven largely by actions taken during the year to reduce labor costs in the context of the Covid-19 pandemic via employee furloughs as well as workweek and salary reductions for all employees working remotely, including for Embraer management. Also, during the first quarter of the year, the Company recognized salary expenses of employees on paid leave in other operating expenses rather than in administrative expenses.

The Company’s selling expenses were US$ 45.4 million in 3Q20, significantly lower than the US$ 70.7 million in selling expenses recognized in 3Q19. This decline was due to a combination of labor cost reductions and lower marketing expenses related to industry events and demo flights stemming from limitations caused by the Covid-19 pandemic. On a year-to-date basis, selling expenses were US$ 140.1 million in the first nine months of 2020 compared to US$ 211.4 million during the same period of 2019, driven by the same factors.

Embraer recognized US$ 14.0 million in provisions related to expected credit losses over financial assets and contract assets in 3Q20, which was higher than the US$ 0.2 million in provisions booked in 3Q19, due to the Covid-19 pandemic and its impacts largely on our commercial airline customers. This amount was a US$ 69.7 million expense in the first nine months of 2020 versus a US$ 2.6 million expense in the first nine months of 2019.

In 3Q20, research expense was down to US$ 7.1 million compared to US$ 11.6 million in 3Q19. Year-to-date, Embraer’s research expenses declined to US$ 19.3 million in 2020 versus the US$ 32.6 million recognized in the first nine months of 2019, demonstrating the Company’s expense control in the midst of the pandemic.

Other operating income (expense), net in 3Q20 was income of US$ 9.1 million compared to an expense of US$ 55.4 million in 3Q19. This line included all the 3Q20 special items except for the aforementioned additional expected credit losses over financial assets. Other operating income (expense), net in 3Q19 did not include any special items. Other operating income (expense) excluding the net impact of special items recognized in this line in 3Q20 was an expense of US$ 11.5 million, with the year-over-year decrease in 3Q20 compared to 3Q19 resulting from a combination of the aforementioned lack of separation costs, lower expenses related to the external monitor, and lower impairments on the Company’s portfolio of used commercial jets. On a year-to-date basis, the Company’s other operating income (expense), net in the first nine months of 2020 was an expense of US$ 354.9 million compared to an expense of US$ 149.9 million in the same period of 2019. Excluding US$ 187.4 million of net special items booked in this line, other operating income (expense), net in the first nine months of 2020 was US$ 167.5 million compared to US$ 149.9 million, with lower separation costs offset by the recognition of abnormal costs related to employee salaries that were on paid leave during the first quarter rather than booking these expenses in cost of goods sold, administrative, selling, and research expense.

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net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 3Q20 were US$ (121.2) million and US$ (0.66) per share, respectively, compared to US$ (77.2) million in net income (loss) attributable to Embraer shareholders and US$ (0.42) in Earnings (Loss) per ADS in 3Q19. Over the first nine months of 2020, net income (loss) attributable to Embraer shareholders was US$ (728.6) million and Earnings (Loss) per ADS was US$ (3.96).

Adjusted net income (loss), excluding deferred income tax and social contribution as well as the after-tax special items described above, was US$ (148.3) million in 3Q20, and adjusted earnings (loss) per ADS was US$ (0.81). This compares to adjusted net income (loss) of US$ (48.4) million and adjusted earnings (loss) per ADS of US$ (0.26) in 3Q19. In the first nine months of 2020, adjusted net income (loss) and adjusted earnings (loss) per ADS were US$ (451.1) million and US$ (2.45) per share, respectively, compared to adjusted net income (loss) of US$ (124.0) million and adjusted earnings (loss) per ADS of US$ (0.67) in the first nine months of 2019.

monetary balance sheet accounts and other measures

The Company ended 3Q20 with a net debt position of US$ 2,365.1 million, compared to the net debt position of US$ 1,800.7 million at the end of 2Q20. The increase in the net debt position is principally due to Embraer’s free cash flow usage in the third quarter, as explained further below. At the end of 3Q20, the Company’s liquidity position continued to be solid, with US$ 2,184.2 million in total cash and financial investments. The total loans position at the end of 3Q20 was US$ 4,549.3 million, increasing US$ 750.1 million from the total loans position reported at the end of 2Q20, due to the issuance of $750 million in bonds during the third quarter with maturity in 2028 as a part of the Company’s liability management strategy.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ (522.0) million in 3Q20 and adjusted free cash flow for the quarter was US$ (566.5) million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ (127.1) million and adjusted free cash flow of US$ (257.4) million in 3Q19. The principal factors explaining the lower free cash flow in 3Q20 include lower net income, additional investments in working capital (particularly in higher inventories, due to the Company’s lower deliveries in Commercial Aviation as a result of the impacts of the Covid-19 pandemic, and in lower trade accounts payable and contract liabilities) in 3Q20 versus the prior year period. Free cash flow in the first nine months of 2020 was US$ (1,715.2) million versus US$ (921.3) million in the first nine months of 2019 due to the same factors mentioned previously.

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Net additions to total PP&E for 3Q20 were US$ 15.8 million, versus US$ 70.2 million in net additions reported in 3Q19. Of the total 3Q20 additions to PP&E, capex amounted to US$ 9.4 million, and additions of pool program spare parts represented US$ 8.1 million of the additions. In 3Q20, Embraer invested a total of US$ 28.7 million in product development, principally related to the development of the E-Jets E2 commercial jet program. Development expenditures net of contributions from suppliers in the quarter were also US$ 28.7 million. The lower year-over-year investments in capex and development illustrate the Company’s actions being implemented to conserve cash usage during the Covid-19 pandemic.

The Company’s total debt increased US$ 750.1 million to US$ 4,549.3 million at the end of 3Q20 compared to US$ 3,799.2 million at the end of 2Q20. Short-term debt at the end of 3Q20 was US$ 477.4 million and long-term debt was US$ 4,071.9 million. The increase in Embraer’s total indebtedness is a result of the issuance of US$ 750 million in bonds with maturity in 2028, of which US$ 250 million was used to prepay a portion of the Company’s outstanding bonds with maturities in 2022 and 2023 (paid down US$ 167.4 million of the 2022 bonds and US$ 77.9 million of the 2023 bonds). This was a significant achievement in Embraer’s liability management to extend its debt maturity profile while also adding additional liquidity as a buffer in the context of the Covid-19 pandemic. The average loan maturity of the Company’s debt at the end of 3Q20 was 4.5 years, compared to the 2Q20 average maturity of 3.8 years. The cost of Dollar denominated loans at the end of 3Q20 was 5.00% p.a., slightly higher than the 4.89% p.a. cost at the end of 2Q20, while the cost of real denominated loans declined to 0.80% p.a. at the end of 3Q20 compared to 0.85% at the end of 2Q20.

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Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 3Q20 fell to -1.2 vs. -1.1 at the end of 2Q20. At the end of 3Q20, 1.5% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 3Q20, 96% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2020, approximately half of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.80. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.40. At the end of 3Q20, Embraer had put in place zero cost collar hedges for roughly 60% of its planned hedging program for 2021 at an average floor of R$ 5.20 and an average rate cap of R$ 6.17.

operational balance sheet accounts

As mentioned above, a contributing factor to the free cash flow usage in 3Q20 was the higher level of working capital in the current period largely as a result of a low level of deliveries due to the ongoing negative impacts of the Covid-19 pandemic on the aviation industry. This impacted the Company’s inventories, which ended 3Q20 at US$ 3,238.4 million, an increase of US$ 109.6 million from the end of 2Q20 (and also higher than the 3Q19 ending inventory level of US$ 3,082.7 million). The Company anticipates inventories to decline in the fourth quarter given the expectation of higher commercial and executive jet deliveries. Also negatively impacting cash flow, trade accounts receivable increased US$ 32.8 million to end 3Q20 at US$ 666.5 million, and trade accounts payable fell US$ 109.8 million to end the quarter at US$ 677.3 million. In addition, customer and commercial financing rose by US$ 101.2 million to end 3Q20 at US$ 108.8 million, as Embraer offered short-term financing during the quarter, that will mostly be transferred to a financing agent in the fourth quarter. Property, plant and equipment increased US$ 22.6 million to end 3Q20 at US$ 1,966.3 million, while Intangibles increased US$ 58.1 million to finish the period at US$ 2,030.5 million.

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Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 3Q20 at US$ 15.1 billion.

Segment Results

The Commercial Aviation segment represented 23.3% of consolidated revenues in 3Q20 versus 34.7% of revenues in 3Q19, as revenues declined 56.5% on a year-over-year basis due to lower deliveries in the current quarter. The portion of Executive Jets revenues declined from 30.9% in 3Q19 to 28.0% in 3Q20, as the segment’s revenues fell 41.5% on lower deliveries in 3Q20 than in 3Q19. The Defense & Security segment reported a 47.3% increase in revenues in 3Q20 as compared to 3Q19, with growth across several platforms including the KC-390 as well as Super Tucanos, and its portion of total Company revenues rose from 8.9% in 3Q19 to 20.4% in 3Q20. Revenues for Services & Support fell 28.4% year-over-year to US$ 212.9 million in the quarter, representing 28.1% of consolidated revenues in 3Q20, compared to 25.3% in 3Q19. It is important to note that Services & Support revenues increased 10.9% sequentially versus 2Q20 on gradually improving commercial airline flight activity. Over the first nine months of 2020, Commercial Aviation represented 22.0% of total revenues, Executive Jets comprised 25.5%, Defense & Security was 17.8%, Services & Support represented 34.5%, and Others was 0.2% of revenues.

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Commercial Aviation

In 3Q20, Embraer delivered seven commercial jets, as shown in the table below:

Deliveries in the commercial aviation segment remained affected by the Covid-19 pandemic, with the Company delivering seven total commercial aircraft during 3Q20. These deliveries included an E175 to Belavia, Belarus’ flag carrier, and an E190 to HOP!, Air France’s regional airline, and were both made through leasing partner NAC. The other five deliveries consisted of E175s to United Airlines, one of the largest airlines in the world and an important Embraer customer. These deliveries attest to the ongoing recovery of the regional aviation markets in the United States in the context of the ongoing Covid-19 pandemic.

Two Embraer E195 aircraft have started operations in Vietnam with Bamboo Airways, offering the first jet service to Con Dao from Hanoi, Vinh and Hai Phong. The Embraer E195s joined Bamboo Airways’ fleet on a wet-lease agreement with Denmark-based Great Dane Airlines, adding to the growing number of E-Jet operators in the Asia Pacific region.

At the end of 3Q20, the backlog and cumulative deliveries for Commercial Aviation were as follows:

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Executive JETS

The Executive Jets segment delivered 19 light and 2 large jets, totaling 21 aircraft in 3Q20.

In 3Q20, Embraer announced the Phenom 300MED, a unique Medical Evacuation (MEDEVAC) transportation solution for Phenom 300 series aircraft, which is also available for retrofit, through a partnership with umlaut and Aerolite. Embraer and umlaut are jointly developing and certifying a new supplemental type certificate (STC) utilizing Aerolite equipment. Designed as an ideal solution for both civil and government applications, the Phenom 300MED solution will be installed exclusively by the Embraer-owned award-winning Service Center network, ensuring the highest quality, reliability, and service experience, direct from the manufacturer.

Also during the third quarter, Embraer delivered the first Phenom 300E with the new Bossa Nova interior to Joe Howley, co-founder of Patient Airlift Services (PALS). The aircraft will be used to promote the organization’s mission of providing free transportation for individuals requiring medical diagnosis, treatment, or follow-up, and who cannot afford or are unable to fly commercially.

Embraer also announced the delivery of a Phenom 100EV and a Phenom 300E to two separate Brazilian customers, marking the company’s 250th business jet delivery in Latin America.

Embraer announced that the certification of the Synthetic Vision Guidance System (SVGS) for the midsize Praetor 500 and super-midsize Praetor 600 business jets was awarded by both the civil aviation authority of Brazil, Agência Nacional de Aviação Civil (ANAC), and the civil aviation authority of the United States, the Federal Aviation Administration (FAA). Embraer is the first OEM to receive SVGS certification approval. The system allows pilots to operate the aircraft to a decision height of 150 feet (SA-CAT I), as opposed to the regular decision height of 200 feet, increasing operational efficiency and allowing access to several airports during inclement weather and lower ceiling approaches.

Defense & security

During the third quarter, assembly work continued on various C-390 Millenniums on the production line, including five aircraft for the Brazilian Air Force (FAB) and one for the Portuguese Air Force. Embraer expects to deliver one additional C-390 to the Brazilian Air Force by the end of 2020.

The first three C-390 Millennium aircraft delivered to the Brazilian Air Force are performing a variety of logistics missions, while also helping to fight the Covid-19 pandemic in Brazil.

Embraer also continued development of the C-390 Millennium’s military mission systems through laboratory and flight tests. The development of the C-390 Millennium version for Portugal has made significant progress during this period towards the Critical Design Review scheduled for the end of 2020.

In 3Q20, Embraer delivered two additional A-29 Super Tucanos to Sierra Nevada Corp. under the Nigerian Air Force Program, jointly with their Mission and Debriefing Stations. Embraer also delivered two A-29 Super Tucanos to the Chilean Air Force during the period.

Embraer performed the first flight of the modernized AF-1C aircraft (the second two-seater aircraft of the project) in September, under the Brazilian Navy’s Modernization Program of the AF-1/ 1A Aircraft, concluding the production process for the start of vibration tests in October. The modernization program of the E-99 aircraft is also moving forward, with the painting of the first aircraft and the beginning of customer training in Anápolis, Brazil. Embraer delivered the ninth modernized A-1M aircraft to the FAB during 3Q20.

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The first Gripen E aircraft arrived at Embraer, in Gavião Peixoto, Brazil, in the third quarter, where Embraer and Saab will start an extensive flight-testing campaign starting in 4Q20.

Regarding the Frigate Class Tamandaré Program, in 3Q20 the first system requirement review was performed and approved by the Brazilian Navy, marking the official start of the contract with the Navy. The Preliminary Design Review of the vessel is expected to occur in the first quarter of 2021.

The Arrival Manager Software (AMAN), which is a relevant element of the Brazilian aerospace control system, was updated by Atech in Brasilia in order to reflect the latest changes in the national traffic airspace.

Regarding the VCUB1 nanosatellite, Visiona signed a Technical Cooperation Agreement with the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA) encompassing the evaluation of the generated images and the development of applications. In addition, the vibration test campaign was successfully completed.

SERVICES & SUPPORT

The Services & Support team has been working closely with customers to guarantee the most effective maintenance of its 4,700 aircraft fleet in operations. Embraer’s facilities around the world were fully functional during 3Q20. Although the Covid-19 pandemic is still impacting the business, especially in commercial aviation, it is possible to identify that executive jet flight activity continues to show a strong recovery, with flying back to pre-Covid levels due to summer traveling, borders reopening and the imposed restrictions of many countries lifting. Also, throughout the quarter, spare parts sales have been increasing gradually, confirming that customers are returning their operations.

Regarding commercial aviation services, we signed four major contracts with Delta Airlines, Envoy and CommutAir for heavy maintenance checks at our Embraer Aircraft Maintenance Services – EAMS facility in Nashville, TN. Also, we secured two initial provision E2 spare parts packages with Air Peace and KLM CityHopper, an ECIP (Embraer Collaborative Inventory Planning) package with CommutAir, and a HEPA Filter development for United Express’ ERJ Fleet.

Also, we concluded Practical Maintenance Training for KLM and Binter, E2 Maintenance Familiarization Training for KLM, and Flight Crew Training for Air Peace. Myanmar and Air Link received Maintenance Training for E1 aircraft. This was possible by remotely connecting Embraer instructors and offering online classes to our customers during the pandemic, ensuring the continued entry into service flow and regular operation of our aircraft in different markets.

For executive aviation services, revenue from special service contracts (Embraer Executive Care) mirrored the rebound in flight activity from the executive customer base.  The Company continues to focus on market share gains in its services business through incentives focused on customers taking delivery of aircraft.   Embraer placed #1 in Pro Pilot’s Product Support Survey for 2020, being first in all categories of the survey.

Defense and security services counted on a major contract of spare parts for support of the FAB fleet of T-27, EMB110 – Bandeirante and EMB120 – Brasilia aircraft, and also with significant material sales for Sierra Nevada and North American customers. The Company also delivered training to the FAB for KC-390 maintenance, and continued to meet milestones of the contracted training devices and learning systems for international customers, such as the delivery of the Lebanon Air Force CBT to SNC and Phase 1 delivery of the Nigerian Air Force CBT to SNC.

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Reconciliation OF IFRS and “non gaap” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

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Some Financial Ratios based on “non GAAP” information

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

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FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1) Three months ended on		(1) Nine months ended on	
	30 Sep, 2019	30 Sep, 2020	30 Sep, 2019	30 Sep, 2020
Revenue	**1,175.6**	**758.7**	**3,377.6**	**1,929.7**
Cost of sales and services	(1,021.2)	(703.9)	(2,860.7)	(1,674.5)
Gross profit	**154.4**	**54.8**	**516.9**	**255.2**
Operating Income (expense)				
Administrative	(37.3)	(35.0)	(129.6)	(101.3)
Selling	(70.7)	(45.4)	(211.4)	(140.1)
Expected credit losses over financial assets and contract assets	(0.2)	(14.0)	(2.6)	(69.7)
Research	(11.6)	(7.1)	(32.6)	(19.3)
Other operating income (expense), net	(55.4)	9.1	(149.9)	(354.9)
Equity in income (losses) of associates	-	(0.1)	(0.1)	3.0
Operating profit (loss) before financial income	**(20.8)**	**(37.7)**	**(9.3)**	**(427.1)**
Financial income (expenses), net	(18.1)	(94.6)	(89.2)	(168.1)
Foreign exchange gain (loss), net	3.0	(16.3)	9.1	(51.4)
Profit (loss) before taxes on income	**(35.9)**	**(148.6)**	**(89.4)**	**(646.6)**
Income tax expense	(39.4)	29.1	(17.8)	(76.2)
Losses for the period	**(75.3)**	**(119.5)**	**(107.2)**	**(722.8)**
Attributable to:				
Owners of Embraer	(77.2)	(121.2)	(112.4)	(728.6)
Non-controlling interests	1.9	1.7	5.2	5.8
Weighted average number of shares (in thousands)				
Basic	735.8	736.2	735.8	736.2
Diluted	735.8	736.2	735.8	736.2
Earnings (losses) per share				
Basic	(0.1049)	(0.1646)	(0.1528)	(0.9897)
Diluted	(0.1049)	(0.1646)	(0.1528)	(0.9897)
Earnings (losses) per share - ADS basic (US$)	**(0.4197)**	**(0.6585)**	**(0.6110)**	**(3.9587)**
Earnings (losses) per share - ADS diluted (US$)	**(0.4197)**	**(0.6585)**	**(0.6110)**	**(3.9587)**

(1) Derived from unaudited financial statements.

14

15

16

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of June 30, 2020	(1) As of September 30, 2020
Current		
Trade accounts payable	787.1	677.3
Lease liabilities	9.6	10.0
Loans and financing	471.2	477.4
Recourse and non-recourse debt	4.1	4.1
Other payables	234.8	260.2
Contract liabilities	1,084.8	1,068.2
Derivative financial instruments	11.4	7.7
Taxes and payroll charges payable	81.2	66.2
Income tax and social contribution	101.8	74.4
Financial guarantee and residual value	51.7	54.8
Dividends payable	1.0	1.0
Unearned income	2.5	1.0
Provision	96.8	94.6
	2,938.0	**2,796.9**
Non-current		
Lease liabilities	53.3	54.0
Loans and financing	3,328.0	4,071.9
Recourse and non-recourse debt	11.7	10.4
Other payables	6.0	2.8
Contract liabilities	239.1	251.0
Derivative financial instruments	12.7	12.0
Taxes and payroll charges payable	10.6	10.7
Deferred income tax and social contribution	508.6	512.2
Financial guarantee and residual value guarantees	69.2	71.5
Unearned income	60.1	57.6
Provision	107.8	102.5
	4,407.1	**5,156.6**
TOTAL LIABILITIES	**7,345.1**	**7,953.5**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(25.7)	(25.7)
Revenue reserves	2,110.7	2,110.7
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(184.5)	(144.2)
Retained earning	(607.8)	(729.1)
Non-controlling interests	98.6	99.6
Total Shareholders' equity	**2,980.3**	**2,900.3**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,325.4**	**10,853.8**

(1)Derived from unadited financial information.

17

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q20 Results on Tuesday, November 10, 2020 at 11:00 AM (SP) / 9:00 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942

Telephones U.K.: +44 20 3795-9972

Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 3181-8565

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations